UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

______________________

Jamba, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

47023A101
(CUSIP Number)

Mistral Capital Management, LLC Attn: Robert J. Fioretti Managing Director Mistral Equity Partners 650 Fifth Avenue, 31st Floor New York, NY 10019 (212) 616-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ with a copy to: Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

June 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47023A101	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Mistral Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 11,852,400(1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 11,852,400(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,852,400(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)

Mistral Equity Partners, LP (“MEP”) beneficially owns, and is the record holder of, 118,524 shares of Series B-1 Convertible Preferred Stock, $0.001 par value per share, of Jamba, Inc. (the “Company” and, the Series B-1 Convertible Preferred Stock, the “Series B-1 Preferred”). Shares of Series B-1 Preferred, as well as shares of Series B-2 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-2

CUSIP No. 47023A101	Page 4 of 19 Pages

Preferred” and, together with the Series B-1 Preferred, the “Preferred Stock”), are convertible at the election of the holders, at any time, into shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like. The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 118,524 shares of Series B-1 Preferred beneficially owned by MEP represent, on an as-converted basis, both (i) 13.9% of the total voting power of the voting stock of the Company and (ii) 11,852,400 shares of Common Stock, or 17.8% of the outstanding shares of Common Stock (based on the 54,690,728 shares of Common Stock outstanding as of May 22, 2009 as reported in the Form 10-Q (File No. 001-32552) of the Company for the quarter ended April 21, 2009, filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2009) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Mistral Equity Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 4,270,200(1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 4,270,200(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,270,200(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)

Mistral Equity Partners QP, LP (“MEP QP”) beneficially owns, and is the record holder of, 42,702 shares of Series B-1 Preferred. Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like. The holders of the shares of

CUSIP No. 47023A101	Page 6 of 19 Pages

Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 42,702 shares of Series B-1 Preferred beneficially owned by MEP QP represent, on an as-converted basis, both (i) 5.0% of the total voting power of the voting stock of the Company and (ii) 4,270,200 shares of Common Stock, or 7.2% of the outstanding shares of Common Stock (based on the 54,690,728 shares of Common Stock outstanding as of May 22, 2009 as reported in the Form 10-Q (File No. 001-32552) of the Company for the quarter ended April 21, 2009, filed with the SEC on May 28, 2009) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Mistral Equity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 16,122,600(1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 16,122,600(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,122,600(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8% (1)
14	TYPE OF REPORTING PERSON OO

-------------------------

(1)

Mistral Equity GP, LLC (“ME GP”) is the general partner of MEP and MEP QP who, collectively, beneficially own, and are the record holders of, 161,226 shares of Series B-1 Preferred. Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock

CUSIP No. 47023A101	Page 8 of 19 Pages

splits, dividends and the like. The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 161,226 shares of Series B-1 Preferred beneficially owned by MEP and MEP QP, collectively, represent, on an as-converted basis, both (i) 18.9% of the total voting power of the voting stock of the Company and (ii) 16,122,600 shares of Common Stock, or 22.8% of the outstanding shares of Common Stock (based on the 54,690,728 shares of Common Stock outstanding as of May 22, 2009 as reported in the Form 10-Q (File No. 001-32552) of the Company for the quarter ended April 21, 2009, filed with the SEC on May 28, 2009) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Andrew R. Heyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 17,000,000(1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 17,000,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)

Andrew R. Heyer is the sole managing member of ME GP and MEP Co-Invest, LLC (“MEP C-I”). ME GP is the general partner of MEP and MEP QP who, collectively, beneficially own, and are the record holders of, 161,226 shares of Series B-1 Preferred. MEP C-I (who is not a Reporting Person for purposes of this Schedule 13D) beneficially owns, and is the record holder of, 8,774 shares of Series B-1 Preferred. Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of

CUSIP No. 47023A101	Page 10 of 19 Pages

the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like. The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 8,774 shares of Series B-1 Preferred beneficially owned by MEP C-I represent, on an as-converted basis, both (i) 1.0% of the total voting power of the voting stock of the Company and (ii) 877,400 shares of Common Stock, or 1.6% of the outstanding shares of Common Stock (based on the 54,690,728 shares of Common Stock outstanding as of May 22, 2009 as reported in the Form 10-Q (File No. 001-32552) of the Company for the quarter ended April 21, 2009, filed with the SEC on May 28, 2009) calculated in accordance with Rule 13d-3(d). When taken together with shares of Series B-1 Preferred beneficially owned by MEP and MEP QP, as of the date hereof, the 170,000 shares of Series B-1 Preferred beneficially owned by MEP, MEP QP and MEP C-I, collectively, represent, on an as-converted basis, both (i) 19.8% of the total voting power of the voting stock of the Company and (ii) 17,000,000 shares of Common Stock, or 23.7% of the outstanding shares of Common Stock (based on the 54,690,728 shares of Common Stock outstanding as of May 22, 2009 as reported in the Form 10-Q (File No. 001-32552) of the Company for the quarter ended April 21, 2009, filed with the SEC on May 28, 2009) calculated in accordance with Rule 13d-3(d).

CUSIP No. 47023A101	Page 11 of 19 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to common stock, $0.001 par value per share (“Common Stock”), of Jamba, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.

Item 2. Identity and Background.

(a)-(f) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person”):

(i)

Mistral Equity Partners, LP (“MEP”), a Delaware limited partnership whose principal office is located at 650 Fifth Avenue, 31st Floor, New York, NY 10019. MEP is principally in the business of making private equity investments;

(ii)

Mistral Equity Partners QP, LP (“MEP QP”), a Delaware limited partnership, whose principal office is located at 650 Fifth Avenue, 31st Floor, New York, NY 10019. MEP QP is principally in the business of making private equity investments;

(iii)

Mistral Equity GP, LLC (“ME GP”), a Delaware limited liability company, whose principal office is located at 650 Fifth Avenue, 31st Floor, New York, NY 10019. ME GP is the general partner of MEP and MEP QP; and

(iv)

Andrew R. Heyer, a United States citizen, whose business address is located at 650 Fifth Avenue, 31st Floor, New York, NY, 10019. Mr. Heyer is the chief executive officer, sole managing member and a managing director of ME GP. Mr. Heyer is also the sole managing member of MEP Co-Invest, LLC (“MEP C-I”), a Delaware limited liability company, as well as the managing member and a managing director of Mistral Capital Management, LLC (the “Mistral Manager”), a Delaware limited liability company, the investment manager of MEP and MEP QP. The principal office of both the Mistral Manager and MEP C-I is located at 650 Fifth Avenue, 31st Floor, New York, NY, 10019. Neither the Mistral Manager nor MEP C-I is a “Reporting Person” for purposes of this Schedule 13D or with respect to its beneficial ownership.

The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is listed hereto as Exhibit 1.

None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 47023A101	Page 12 of 19 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On May 31, 2009, the Company, MEP, MEP QP, MEP C-I (together with MEP and MEP QP, the “Mistral Purchasers”) and a company controlled by the Serruya family (“Serruya”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), providing for (i) the issuance and sale to the Mistral Purchasers of 170,000 shares of a new series of preferred stock, the Series B-1 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-1 Preferred”) at a price of $115 per share (the “Mistral Transaction”) and (ii) the issuance and sale to Serruya of 134,348 shares of a new series of preferred stock, the Series B-2 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-2 Preferred” and, together with the Series B-1 Preferred, the “Preferred Stock”) at a price of $115 per share (together with the Mistral Transaction, the “Transactions”). The Transactions were consummated on June 16, 2009 (the “Closing”).

Shares of Preferred Stock are convertible at the election of the holders, at any time, into shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like. The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

At the Closing, the Mistral Purchasers purchased an aggregate of 170,000 shares of Series B-1 Preferred for an aggregate purchase price of $19,550,000. As of the date hereof, such shares of Series B-1 Preferred are convertible into 17,000,000 shares of Common Stock. Under the terms of the Purchase Agreement, the Mistral Manager was entitled to receive a transaction fee of $500,000 and the Mistral Purchasers were entitled to a $300,000 reimbursement for fees and expenses incurred by them in connection with the consummation of the Mistral Transaction. Such transaction fee and expense reimbursements were deducted from the aggregate purchase price payable by the Mistral Purchases at the Closing in exchange for their shares of Series B-1 Preferred.

All of the funds required to acquire the shares of Series B-1 Preferred at the Closing were obtained from capital contributions from the partners or members of each of the Mistral Purchasers.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which is listed hereto as Exhibit 2 and incorporated herein by reference and (b) the full text of the Certificate of Designation, Preferences and Rights of the Preferred Stock (the “Certificate of Designation”), a copy of which is listed hereto as Exhibit 3 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

The Mistral Purchasers consummated the Mistral Transaction and acquired their shares of Series B-1 Preferred for investment purposes. Depending upon market conditions and other factors that it may deem material, each of the Mistral Purchasers (as well as ME GP and Mr. Heyer) may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of its shares of Series B-1 Preferred (or the shares of Common Stock underlying such

CUSIP No. 47023A101	Page 13 of 19 Pages

shares) it now beneficially owns or may hereafter acquire. The Mistral Purchasers (as well as ME GP and Mr. Heyer) reserve the right to further discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Company or its securities.

Except as otherwise disclosed herein, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters described in Items 4(a) through (j) of Schedule 13D.

As a condition to the Closing, the Company was required to apply a portion of the proceeds obtained from the sale of the shares of Preferred Stock to pay and discharge in full the Victory Indebtedness (as defined in the Purchase Agreement) and for other ordinary course working capital purposes. The Victory Indebtedness was paid and discharged in full at the Closing.

Prior to the Closing, the Company filed the Certificate of Designation creating the Series B-1 Preferred and Series B-2 Preferred and providing for powers, preferences and relative, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof. The shares of Preferred Stock are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.

The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price. After a two-year period, the Company will have the right to force the shares of Preferred Stock to convert into shares of Common Stock if (i) the Common Stock trading volume averages 150,000 shares per trading day over a 30 trading day period and (ii) the daily volume weighted average price per share of the Common Stock exceeds the product of 2.5 times the then-applicable conversion price for any 20 of the preceding 30 trading days.

The holders of the shares of the Series B-1 Preferred, voting as a separate class, are entitled to elect two members of the Board of Directors the Company (each, a “Preferred Director” and the Board of the Directors of the Company, the “Board”) so long as more than 50% of the number of shares of Series B-1 Preferred originally issued are outstanding. In the event the number of shares of Series B-1 Preferred outstanding is less than 50% of the number of shares originally issued but greater than 25% of the number of shares originally issued, the holders of the shares of the Series B-1 Preferred, voting as a separate class, will be entitled to elect only one Preferred Director to the Board. The ability to elect any Preferred Directors to the Board by the holders of the shares of the Series B-1 Preferred will cease once the number of outstanding shares of Series B-1 Preferred is less than 25% of the number of shares of Series B-1 Preferred originally issued. Under the terms of the Purchase Agreement, the foregoing Board member election rights shall continue to be held by the Mistral Purchasers in respect of any shares of Common Stock held thereby upon conversion of any shares of their Series B-1 Preferred, although such election rights are subject to similar reductions depending on the percentage of such shares that continue to be held by the Mistral Purchasers, relative to the number of shares of Common Stock underlying the shares of Series B-1 Preferred that were issued and sold to the Mistral Purchasers at the Closing.

The shares of Preferred Stock are entitled to an 8% dividend, payable quarterly in cash, at the option of the Company. The dividend rate will increase to 10% in the event the Common Stock is not listed for trading on any of the New York Stock Exchange, the NASDAQ Global Market or the American Stock Exchange or if the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters until such time as the

CUSIP No. 47023A101	Page 14 of 19 Pages

dividends are paid in full and in cash. Further, if the Company fails to declare and pay, in full and in cash, dividends on shares of the Preferred Stock for three consecutive quarters, the size of the Board shall be increased by one member and the holders of the Preferred Stock, voting together as a single class, shall be entitled to elect one additional member to the Board until such time as the dividends are paid in full and in cash.

In the event of a liquidation, dissolution or winding-up of the affairs of the Company, the holders of the shares of Preferred Stock then outstanding will have the right to receive, out of the assets of the Company available for distribution to its stockholders before any payment to the holders of shares of Common Stock or any other junior stock, an amount per share equal to the greater of (i) the original sale price per share plus any unpaid accrued dividends or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into shares of Common Stock immediately prior to such liquidation, dissolution or winding-up.

After 7 years from the date the shares of Preferred Stock are originally issued, the holders of at least a majority of the then outstanding shares of Preferred Stock will have the right to require the Company to redeem their shares of Preferred Stock, in whole or in part, at a price per share equal to the original sale price per share plus any unpaid but accrued dividends.

The Company has granted the purchasers of the shares of Preferred Stock certain preemptive rights with respect to the sale and issuance by the Company of equity securities, as delineated in the Purchase Agreement. The holders of the shares of Preferred Stock also received customary protective provisions under the Certificate of Designation and additional protections under the Purchase Agreement (including the requirement that the consent of a majority of the holders of the shares of Common Stock issuable upon conversion of the Preferred Stock must be obtained prior to the Company incurring in excess of $10 million in indebtedness).

At the Closing, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Mistral Purchasers and the Serruya Purchaser (as defined in the Purchase Agreement) pursuant to which, among other things, the Company agreed to grant such purchasers certain registration rights including the right to require the Company to file a registration statement to register the shares of Common Stock issuable upon conversion of the Preferred Stock. The Company also entered into an amendment (“Amendment No. 1 to the Rights Agreement”) to its rights agreement dated October 8, 2008 (the “Rights Agreement”) providing for the Mistral Purchasers and the Serruya Purchaser to be “Grandfathered Persons” such that the issuance of the shares of Preferred Stock and the issuance of any shares of the Common Stock upon conversion thereof will not trigger the provisions of the Rights Agreement. All other provisions of the Rights Agreement otherwise remain in effect.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which is listed hereto as Exhibit 2 and incorporated herein by reference and (b) the full text of the Certificate of Designation, a copy of which is listed hereto as Exhibit 3 and incorporated herein by reference, (c) the full text of the Registration Rights Agreement, a copy of which is listed hereto as Exhibit 4 and incorporated herein by reference and (d) the full text of Amendment No. 1 to the Rights Agreement, a copy of which is listed hereto as Exhibit 5 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Based on calculations made in accordance with Rule 13d-3(d) and there being 54,690,728 shares of Common Stock outstanding as of May 22, 2009, as reported in the Company’s Form 10-Q (File No. 001-32552) for the quarter ended April 21, 2009 filed with the SEC on May 28, 2009,

CUSIP No. 47023A101	Page 15 of 19 Pages

(i)	MEP may be deemed to beneficially own 11,852,400 shares of Common Stock, constituting approximately 17.8% of the shares of outstanding Common Stock;
(ii)	MEP QP may be deemed to beneficially own 4,270,200 shares of Common Stock, constituting approximately 7.2% of the shares of outstanding Common Stock;
(iii)	ME GP may be deemed to beneficially own 16,122,600 shares of Common Stock, constituting approximately 22.8% of the shares of outstanding Common Stock; and
(iv)	Mr. Heyer may be deemed to beneficially own 17,000,000 shares of Common Stock, constituting approximately 23.7% of the shares of outstanding Common Stock.

(b)

(i)

MEP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with ME GP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 11,852,400 shares of Common Stock;

(ii)

MEP QP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with ME GP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 4,270,200 shares of Common Stock;

(iii)

ME GP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MEP, MEP QP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 16,122,600 shares of Common Stock; and

(iv)

Mr. Heyer may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MEP, MEP QP, ME GP (with respect to the 16,122,600 shares of Common Stock described in clause (iii) above) and MEP C-I (with respect to 877,400 shares of Common Stock beneficially owned by MEP C-I)) to vote or dispose or direct the voting or disposition of 17,000,000 shares of Common Stock.

(c) No Reporting Person has effected any transaction in shares of Common Stock during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated herein by reference into this Item 6.

CUSIP No. 47023A101	Page 16 of 19 Pages

Pursuant to the Purchase Agreement, the Company will pay to the Mistral Manager a certain monitoring fee on the last day of the current fiscal quarter and on the last day of each fiscal quarter thereafter, such payment dates subject to adjustment as delineated in the Purchase Agreement. Each quarterly payment will consist of a cash amount equal to one-quarter of the product of (x) the number of Board seats whose occupants can be selected by the Mistral Purchasers under the Certificate of Designation or, when applicable, the Purchase Agreement multiplied by (y) an amount equal to $150,000 less the annual cash compensation payable to the Mistral Manager for the services of the Board representatives appointed by the Mistral Purchasers.

The Mistral Purchasers have agreed that, for the first two years from the date the shares of Preferred Stock are originally issued, they will not effect a transfer of their shares of Series B-1 Preferred aggregating to 10% or more of the then outstanding shares of the Company’s Common Stock on an as-converted basis unless the sale is first offered to the Company (the procedures for which are set forth in the Purchase Agreement). The Mistral Purchasers have further agreed that, for 90 days following the Closing, none of them will transfer any of its shares of Series B-1 Preferred (or shares of Common Stock into which such shares of Preferred Stock are convertible) to any third party, with certain exceptions in the case of transfers to affiliates or transfers in the context of tender or exchange offers. The Mistral Purchasers are further restricted from knowingly transferring their shares of Series B-1 Preferred to a direct or indirect competitor of the Company, as reasonably determined by a majority of the Board (excluding the vote of any Preferred Director). None of the foregoing restrictions on transfer will remain in effect in the event of a bankruptcy or similar proceeding of the Company, whether voluntary or involuntary.

Under the Purchase Agreement, the Mistral Purchasers are also subject to certain standstill provisions for the period commencing on the date of the Closing and ending on the earlier of (a) the first calendar day following the Company’s 2011 annual stockholder meeting, (b) June 1, 2011, (c) the date on which the majority of the Board (excluding Preferred Directors) is no longer comprised of Continuing Directors (as defined in the Securities Purchase Agreement) and (d) the date on which there exists dividend arrearages in respect of three quarterly dividend payments under the Certificate of Designation until such time as all accrued quarterly dividends required to be paid have been paid in full and in cash (the “Standstill Period”). During the Standstill Period, no Mistral Purchaser is permitted to (i) otherwise act, alone or in concert with others, to seek to control management, the Board or the policies of the Company or to seek a waiver of any provision of the Purchase Agreement; or (ii) take any action resulting in any Mistral Purchaser having to file or amend a Schedule 13D indicating a plan or proposal to do any of the foregoing. The foregoing restrictions are subject to certain exceptions for the Preferred Directors and in connection with tender or exchange offers.

During the Standstill Period, the Mistral Purchasers have also agreed to vote (or cause any person to whom any of them have transferred 25% or more of the shares of Series B-1 Preferred purchased by them at the Closing (a “Permitted Transferee”)) or cause to vote all of their shares of Series B-1 Preferred and shares of Common Stock beneficially owned by it or them, in connection with any election or removal of directors of the Board in (i) the manner recommended by the Board or (ii) the same proportion as the votes of all stockholders of the Company, other than the purchasers of Preferred Stock and their respective affiliates, present in person or by proxy at the applicable meeting with respect to the election or removal of each director. The Mistral Purchasers further agreed to, and to cause each Permitted Transferee to, cause all shares of Series B-1 Preferred acquired thereby at the Closing and any shares of Common Stock beneficially owned by it or them to be present or represented by proxy at every meeting at which such shares are entitled to be voted.

CUSIP No. 47023A101	Page 17 of 19 Pages

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which is listed hereto as Exhibit 2 and incorporated herein by reference, (b) the full text of the Certificate of Designation, a copy of which is listed hereto as Exhibit 3 and incorporated herein by reference, (c) the full text of the Registration Rights Agreement, a copy of which is listed hereto as Exhibit 4 and incorporated herein by reference and (d) the full text of Amendment No. 1 to the Rights Agreement, a copy of which is listed hereto as Exhibit 5 and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2

Securities Purchase Agreement, dated as of May 31, 2009, by and among the Company, MEP, MEP QP, MEP C-I and the Serruya Purchaser (filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 3, 2009 and incorporated herein by reference).

Exhibit 3

Certificate of Designation of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of the Company dated June 16, 2009 (filed as Exhibit 3.1 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 17, 2009 and incorporated herein by reference).

Exhibit 4

Registration Rights Agreement dated as of June 16, 2009 by and among the Company, North Point Advisors LLC, MEP, MEP QP, MEP C-I and CanBa Investments, LLC (filed as Exhibit 4.1 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 17, 2009 and incorporated herein by reference).

Exhibit 5

Amendment No. 1 to Rights Agreement dated as of June 16, 2009 by and between the Company and Continental Stock Transfer & Trust Company as rights agent (filed as Exhibit 4.3 to the Company’s Form 8-K (File No. 001-32552) filed with the SEC on June 17, 2009 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2009.

MISTRAL EQUITY PARTNERS, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY PARTNERS QP, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY GP, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

ANDREW R. HEYER

By:	/s/ Andrew R. Heyer
Andrew R. Heyer

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated as of June 17, 2009

MISTRAL EQUITY PARTNERS, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY PARTNERS QP, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY GP, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

ANDREW R. HEYER
By:	/s/ Andrew R. Heyer
Andrew R. Heyer